20170228

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2017

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 12, 2017

Dear Mr. Dunn:

This is in response to your letters dated January 12, 2017 and January 27, 2017 concerning the shareholder proposal submitted to JPMorgan Chase by Kenneth Steiner. We also have received a letter on the proponent's behalf dated January 19, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16 ***

March 8, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: JPMorgan Chase & Co.
Incoming letter dated January 12, 2017

The proposal urges the board to amend JPMorgan Chase's clawback policy in the manner set forth in the proposal.

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(12). In our view, the proposal does not deal with substantially the same subject matter as the proposal included in the company's 2015 proxy materials. We express no position on whether the proposal deals with substantially the same subject matter as the proposal included in the company's 2016 proxy materials. Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

BEIJING, BERLIN, BRUSSELS,
DENVER, HONG KONG, LONDON,
LOS ANGELES, NEW YORK,
NORTHERN VIRGINIA, PALO ALTO,
SAN DIEGO, SAN FRANCISCO, SHANGHAI,
SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 27, 2017

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Kenneth Steiner

Dear Ladies and Gentlemen:

This letter concerns the request, dated January 12, 2017 (the "***Initial Request Letter***"), that we submitted on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), seeking confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the shareholder proposal (the "***Steiner Proposal***") and supporting statement (the "***Supporting Statement***") submitted by John Chevedden on behalf of Kenneth Steiner (the "***Proponent***") and attached to the Initial Request Letter from the Company's proxy materials for its 2017 Annual Meeting of Shareholders (the "***2017 Proxy Materials***"). The Proponent has submitted a letter to the Staff, dated January 19, 2017 (the "***Proponent Letter***"), expressing the view that the Steiner Proposal and Supporting Statement may not be excluded from the 2017 Proxy Materials under Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponent.

We submit this letter on behalf of the Company to supplement the Initial Request Letter with respect to arguments made regarding Rule 14a-8(i)(11) and to respond to the views expressed in the Proponent Letter.

The Company Withdraws its Argument that the Steiner Proposal May Be Omitted in Reliance on Rule 14a-8(i)(11) due to the Withdrawal of the Previously Received Proposal that Substantially Duplicated the Steiner Proposal

In the Initial Request Letter, in pertinent part, the Company expressed its view that the Steiner Proposal and the Supporting Statement may be properly excluded from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(11) because the Company intended to include a proposal submitted by John Harrington (the "***Harrington Proposal***") in its 2017 Proxy Materials (if the Staff denied the Company's no-action request, dated January 12, 2017, related to the exclusion of the Harrington Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8). Mr. Harrington withdrew the Harrington Proposal in an email dated January 18, 2017. On behalf of the Company, we have submitted separate correspondence to the Staff withdrawing the no-action request with respect to the Harrington Proposal. As it is now moot, the Company hereby amends the Initial Request Letter to withdraw its argument seeking the Staff's concurrence that the Steiner Proposal may be omitted from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(11).

The Steiner Proposal May Be Omitted in Reliance on Rule 14a-8(i)(12)(ii), as It Relates to Substantially the Same Subject Matter as Two Previously Submitted Shareholder Proposals that Were Included in the Company's Proxy Materials within the Last Five Years, and the Most Recently Submitted Proposal Did Not Receive the Support Necessary for Resubmission

We also renew the Company's request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Steiner Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(12)(ii), as the Steiner Proposal deals with substantially the same subject matter as two previously submitted shareholder proposals that were included in the Company's 2015 and 2016 proxy materials (the "***Previous Proposals***," as further defined in the Initial Request Letter), and the most recently submitted of those proposals did not receive the support necessary for resubmission, as discussed in the Initial Request Letter.

For the reasons set forth in the Initial Request Letter, the Company continues to be of the view that it may properly omit the Steiner Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(12) as the Steiner Proposal raises the same substantive concerns and relates to "substantially the same subject matter" as the Previous Proposals. In the Proponent Letter, the Proponent cites no Staff precedent but indicates a view that the Steiner Proposal and the Previous Proposals would not have the same "impact," and, therefore, do not relate to substantially the same subject matter. The Staff precedent cited in the Initial Request Letter makes clear, however, that proposals addressing the same substantive concerns relate to substantially the same subject matter for purposes of Rule 14a-8(i)(12), and are excludable notwithstanding that the proposals may request a different action with regard to that subject matter (and, therefore, necessarily would have a different "impact"). *See, e.g., Medtronic Inc.* (June 2, 2005); *Bank of America Corp.* (Feb. 25, 2005); *Saks Inc.* (Mar. 1, 2004); *Comcast Corp.* (Feb. 5, 2008); and *Pfizer Inc.* (Feb. 25, 2008).

The Proponent also seems to suggest in the Proponent Letter that Rule 14a-8(i)(12) should be available only when the proposals at issue were submitted by the same proponent. That view is wholly unsupported by Staff precedent. For example, in *Google Inc.* (Mar. 6, 2015), the Staff determined that a shareholder proposal submitted by proponents John and David Fedor-Cunningham dealt with substantially the same subject matter as a shareholder proposal submitted by proponent NorthStar Asset Management that was included in the company's previous proxy materials. The Staff permitted the company to omit the proposal submitted by John and David Fedor-Cunningham from its proxy materials pursuant to Rule 14a-8(i)(12)(i).

As discussed in the Initial Request Letter, the Steiner Proposal and the Previous Proposals address the same substantive concern – the recoupment, or "clawback" of compensation from executive officers. In addition, as discussed in the Initial Request Letter, the Previous Proposals were previously included in the Company's proxy materials within the preceding five calendar years, and the shareholder proposal regarding this subject matter included in the Company's proxy materials for its 2016 Annual Meeting of Shareholders did not receive the shareholder support necessary to permit resubmission.

Conclusion

Based on the discussion above and the discussion in the Initial Request Letter, the Company continues to be of the view that it may properly omit the Steiner Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Steiner Proposal and Supporting Statement from its 2017 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn / RZ

Martin P. Dunn
of Morrison & Foerster LLP

cc: John Chevedden
Molly Carpenter, Corporate Secretary, JPMorgan Chase & Co.

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

January 19, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
JPMorgan Chase & Co. (JPM)
Clawback Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the January 12, 2017 no-action request.

The company does not weed out its purported precedents and specify which proposals it believes had the same impact on the same topic. Apparently the company claims the impact of the proposal does not matter – only the raw subject.

The company appears to have a low bar in its heading on page 5. The heading says that the only thing that matters is the topic. What if 2 rule 14a-8 proposals on the same topic were in the exact opposite direction?

The company also does not weed out which purported precedents involved 2 different proponents on purportedly the same topic and which ones involved the same proponent.

The company does not claim that Mr. Steiner borrowed his text from a previous proponent.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Molly Carpenter <molly.carpenter@jpmchase.com>

[JPM: Rule 14a-8 Proposal, December 6, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Clawback Amendment

RESOLVED, shareholders urge our Board of Directors to amend the General Clawback policy to provide that a substantial portion of annual total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

President William Dudley of the New York Federal Reserve outlined the utility of what he called a performance bond. "In the case of a large fine, the senior management . . . would forfeit their performance bond. . . . Each individual's ability to realize their deferred debt compensation would depend not only on their own behavior, but also on the behavior of their colleagues. This would create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues. . . . Importantly, individuals would not be able to "opt out" of the firm as a way of escaping the problem. If a person knew that something is amiss and decided to leave the firm, their deferred debt compensation would still be at risk."

The statute of limitations under the FIRREA is 10 years, meaning that annual deferral period should be 10 years.

Please vote to protect shareholder value:

Clawback Amendment – Proposal [4]

[The above line – *Is* for publication.]

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SACRAMENTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 12, 2017

<u>VIA E-MAIL (*shareholderproposals@sec.gov*)</u>

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Kenneth Steiner

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Steiner Proposal***") and supporting statement (the "***Supporting Statement***") submitted by John Chevedden on behalf of Kenneth Steiner (the "***Proponent***") from the Company's proxy materials for its 2017 Annual Meeting of Shareholders (the "***2017 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Copies of the Steiner Proposal and Supporting Statement, the Proponent's cover letter submitting the Steiner Proposal, and other correspondence relating to the Steiner Proposal are attached hereto as Exhibit A. A copy of a proposal from John Harrington (the "***Harrington

Proposal"), the cover letter submitting the Harrington Proposal, and other correspondence relating to the Harrington Proposal are attached hereto as Exhibit B.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to John Chevedden on behalf of Kenneth Steiner via email at ***FISMA & OMB Memorandum M-07-16 ***

I. THE STEINER PROPOSAL

On December 6, 2016, the Company received a letter from the Proponent containing the Steiner Proposal for inclusion in the Company's 2017 Proxy Materials. The Steiner Proposal reads as follows:

> "RESOLVED, shareholders urge our Board of Directors to amend the General Clawback policy to provide that a substantial portion of annual total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.
>
> President William Dudley of the New York Federal Reserve outlined the utility of what he called a performance bond. "In the case of a large fine, the senior management ... would forfeit their performance bond .... Each individual's ability to realize their deferred debt compensation would depend not only on their own behavior, but also on the behavior of their colleagues. This would create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues .... Importantly, individuals would not be able to "opt out" of the firm as a way of escaping the problem. If a person knew that something is amiss and decided to leave the firm, their deferred debt compensation would still be at risk."

II. EXCLUSION OF THE STEINER PROPOSAL

A. Bases for Excluding the Steiner Proposal

As discussed more fully below, the Company believes it may properly omit the Steiner Proposal from its 2017 Proxy Materials in reliance on the following bases:

- Rule 14a-8(i)(12)(ii), as the Steiner Proposal deals with substantially the same subject matter as two previously submitted shareholder proposals that were included in the Company's 2015 and 2016 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission; and

- Rule 14a-8(i)(11), as the Steiner Proposal "substantially duplicates" the Harrington Proposal, which the Company received prior to the Steiner Proposal and which the Company intends to include in its 2017 Proxy Materials if the Staff denies the Company's no-action request, dated January 12, 2017, related to the exclusion of the Harrington Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8.

B. The Steiner Proposal May Be Excluded in Reliance on Rule 14a-8(i)(12)(ii), as It Relates to Substantially the Same Subject Matter as Two Previously Submitted Shareholder Proposals that Were Included in the Company's Proxy Materials within the Last Five Years, and the Most Recently Submitted Proposal Did Not Receive the Support Necessary for Resubmission

Under Rule 14a-8(i)(12)(ii), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

1. Overview of Rule 14a-8(i)(12)

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended the rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason and meaning of the revision, stating:

> "The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal

> rather than the specific language or actions proposed to deal with those concerns."[1]

The Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareholder proposals or their subject matters be identical for a company to exclude the current proposal. When considering whether the proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken. For example, in *Exxon Mobil Corp.* (Mar. 23, 2012), the Staff concurred with the exclusion of a shareholder proposal requesting that the board create a comprehensive policy on the company's respect for and commitment to the human right to water. An earlier proposal requested a report on environmental impacts in all of the communities in which it operated including reports regarding its emissions and environmental impacts on land, water and soil. The Staff concurred that the subject matter of both proposals – the human right to water policy and the environmental impact report – was substantially the same and, therefore, the subsequent proposal was excludable. *See also Duke Energy Corp.* (Feb. 19, 2016) (proposal requesting a review and report of the organizations in which the company is a member that may engage in lobbying activities was excludable as it dealt with substantially the same subject matter as a prior proposal that requested a report on the company's policies and procedures governing lobbying as well as the company's membership in and payments to any organization that writes and endorses model legislation); *The Coca-Cola Co.* (Feb. 19, 2016) (proposal requesting the adoption of a policy that in the event of a change in control, there shall be no acceleration of vesting of any equity award granted to any senior executive officer was excludable as it dealt with substantially the same subject matter as a prior proposal requesting the company to discontinue the release of unvested restricted stock awards and unvested PSU awards to senior executives); *Wells Fargo & Co.* (Feb. 11, 2009) (proposal requiring a report of the company's home preservation rates from 2003 to 2008 and requesting data therein be disaggregated based on race was excludable as it dealt with substantially the same subject matter as prior proposals that requested a report on the racial and ethnic disparities in the cost of loans provided by the company); *Eastman Chemical Co.* (Feb. 28, 1997) (proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies was excludable as it dealt with substantially the same subject matter as a prior proposal requesting the company to divest a product line that produced materials to manufacture cigarette filters); and *Wyeth* (Feb. 15, 2008) (proposal requesting a report on the company's exportation of animal experimentation and the extent to which the company adheres to animal welfare standards in foreign countries was excludable because it dealt with substantially the same subject matter as a previously submitted proposal requesting that the company adopt and post an Animal Welfare Act policy and a report requesting an explanation of the extent to which laboratories adhere to such policy, as well as another previously submitted proposal requesting the board to issue a policy statement publically committing to use *in vitro* tests in specific situations and generally committing to the elimination of product testing on animals).

---

[1] *See* SEC Exchange Act Release No. 20091 (Aug. 16, 1983).

Further, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) even when the proposals recommended that the company take different actions. *See Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (Feb. 25, 2005) (concurring that proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as each dealt with substantially the same subject matter as prior proposals requesting that the companies cease making charitable contributions); *Saks Inc.*(Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); and *Pfizer Inc.* (Feb. 25, 2008) (concurring that a proposal requesting a report on the rationale for increasingly exporting the company's animal experimentation to countries that have substandard animal welfare regulations was excludable as it dealt with substantially the same subject matter as previous proposals on animal care and testing including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). In addition, in *ConocoPhillips* (Mar. 5, 2009), the Staff clarified that variations in supporting statements did not impact the applicability of Rule 14a-8(i)(12).

The Staff has applied the "substantive concerns" standard broadly across social and policy issues. The precedent discussed above demonstrates that despite differing language and actions requested, proposals that shared the same underlying concerns were found to be excludable under Rule 14a-8(i)(12). Applying this standard, if a new shareholder proposal deals with the same substantive concerns as two prior proposals that were included in a company's proxy materials and submitted to a vote of shareholders within the preceding five years, Rule 14a-8(i)(12)(ii) then permits exclusion of that new proposal if (1) such a prior proposal was included in the company's proxy materials for a meeting held within the previous three calendar years and (2) the most recent prior proposal received less than 6% of the vote on its submission to shareholders.

2. *The Steiner Proposal Deals with Substantially the Same Subject Matter as Two Shareholder Proposals that Were Included in the Company's Proxy Materials in the Last Five Years*

The substance of the Steiner Proposal raises the same substantive concerns and relates to "substantially the same subject matter" as two previously submitted proposals (collectively, the "***Previous Proposals***"). First, the Company included an identical shareholder proposal for the annual meeting held on May 17, 2016 (the "***2016 Proposal***," attached as Exhibit C). That proposal, which was submitted by the Proponent, requested:

> "RESOLVED, shareholders urge our Board of Directors to amend the General Clawback policy to provide that a substantial portion of annual total

compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

President William Dudley of the New York Federal Reserve outlined the utility of what he called a performance bond. "In the case of a large fine, the senior management ... would forfeit their performance bond .... Each individual's ability to realize their deferred debt compensation would depend not only on their own behavior, but also on the behavior of their colleagues. This would create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues .... Importantly, individuals would not be able to "opt out" of the firm as a way of escaping the problem. If a person knew that something is amiss and decided to leave the firm, their deferred debt compensation would still be at risk."

The statute of limitations under the FIRREA is 10 years, meaning that annual deferral period should be 10 years.

Please vote to protect shareholder value."

Second, the Company included a shareholder proposal submitted by Office of the Comptroller of the City of New York in its 2015 proxy materials for the annual meeting held on May 19, 2015 (the "***2015 Proposal***," attached as Exhibit D), which requested:

"RESOLVED, that shareholders of JP Morgan Chase & Co. ("JPMorgan") urge the board of directors ("Board") to adopt a policy (the "Policy") that JPMorgan will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying JPMorgan clawback provisions. "Senior executive" includes a former senior executive.

The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation."

Despite some variance in the language of the Steiner Proposal compared to the 2015 Proposal, the Steiner Proposal and the Previous Proposals address the same substantive concern – the recoupment, or "clawback," of compensation from executive officers.

The Steiner Proposal and the 2016 Proposal are identical and, as such, relate to "substantially the same subject matter." Regarding the Steiner Proposal and the 2015 Proposal, as noted above, both proposals clearly focus on the recoupment of executive compensation. The most notable difference between the two proposals is the action requested by the proponent to implement the proposal: the Steiner Proposal requests a deferment of a substantial portion of total compensation for a period of 10 years to satisfy a monetary penalty associated with any violation of law, while the 2015 Proposal requests the adoption of a policy that would require disclosure as to whether there were any clawbacks in the previous year under the Company's clawback provisions. The Steiner Proposal and the 2015 Proposal also differ in the circumstances relating to recoupment of compensation. The Steiner Proposal would require recoupment to "help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer," while the 2015 Proposal addresses recoupment under the Company's clawback provisions. As discussed above, however, the Staff has made clear that even when a proposal differs in the requested action from a past proposal, the proposal may be excluded pursuant to Rule 14a-8(i)(12) if the proposals address the same substantive concern, and the actions requested in the Steiner Proposal and the 2015 Proposal relate to the same substantive concern in the same manner as the proposals discussed in the above precedent. *See, e.g.*, *Saks Inc.* (a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code compared to a proposal requesting a report on the company's vendor labor standards and compliance mechanism); and *Eastman Chemical Co.* (a proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies compared to a proposal requesting the company to divest a product line that produced materials to manufacture cigarette filters). Like the proposals in *Saks Inc.* and *Eastman Chemical Co.* (as well as other precedent cited above), the Steiner Proposal and the 2015 Proposal differ in the actions requested but address the same substantive concern.

For the reasons set forth above, the Company is of the view that the Steiner Proposal and the Previous Proposals address the same substantive concern – recoupment of executive compensation – and, therefore, the proposals deal with "substantially the same subject matter" for purposes of Rule 14a-8(i)(12).

3. The Steiner Proposal is Excludable Because the Previous Proposal Did Not Receive the Support Necessary for Resubmission and the Previous Proposal was Included in Proxy Materials for a Meeting held within Three Years of the 2017 Annual Meeting

Where a previous proposal (or proposals) addressed substantially the same subject matter as a current proposal, a company may exclude the current proposal under Rule 14a-8(i)(12) if the percentage of shareholder votes cast for the most recent previous proposal falls below certain thresholds, and the shareholders meeting for the current proposal occurs within three years of the most recent previous proposal. The 2016 Proposal and 2015 Proposal were included in the Company's proxy materials for the 2016 and 2015 annual meetings, respectively, and, as discussed above, the Company is of the view that the Previous Proposals deal with substantially the same subject matter as the Steiner Proposal. Assuming the Staff concurs with the Company's view that the Steiner Proposal and the Previous Proposals deal with substantially the same subject matter, the Company may exclude the Steiner Proposal from its 2017 Proxy Materials under Rule 14a-8(i)(12)(ii) if a Previous Proposal received less than 6% of the vote when it was last voted upon. The 2016 Proposal is the Previous Proposal that was last voted upon. The voting calculation under Rule 14a-8(i)(12) requires consideration only of votes for and votes against a proposal; abstentions and broker non-votes are not included. *See* Staff Legal Bulletin 14 (July 13, 2001) ("***Staff Legal Bulletin 14***"). Staff Legal Bulletin 14 provides the following formula for calculating the voting percentage for purposes of Rule 14a-8(i)(12): Votes for the Proposal / (Votes against the Proposal + Votes for the Proposal) = Voting Percentage. As reported in the Company's Current Report on Form 8-K filed on May 19, 2016 (attached as Exhibit E), shareholders cast 115,813,279 votes in favor of, and 2,695,993,548 votes against, the 2016 Proposal. Under the Staff Legal Bulletin 14 methodology, the 2016 Proposal received 4.12% of the vote: 115,813,279 / (115,813,279 + 2,695,993,548) = 115,813,279 / 2,811,806,827 = 0.04118.

Thus, the 2016 Proposal failed to receive 6% of the vote for purposes of Rule 14a-8(i)(12) at the Company's 2016 Annual Meeting.

In summary, the Company is of the view that all of the requirements for excluding the Steiner Proposal pursuant to Rule 14a-8(i)(12)(ii) are present, as follows:

- The Steiner Proposal deals with substantially the same subject matter as the Previous Proposals;
- The Company included the two Previous Proposals in its proxy materials within the preceding 5 calendar years (the 2015 and 2016 proxy materials);
- A Previous Proposal received less than a 6% vote the last time it was submitted to shareholders (the 2016 Proposal received 4.12% at the 2016 Annual Meeting); and
- The Steiner Proposal was submitted for a meeting (the 2017 Annual Meeting) to be held within 3 calendar years of the last time it was included (the 2016 proxy materials).

Accordingly, the Company is of the view that it may exclude the Steiner Proposal in reliance on Rule 14a-8(i)(12)(ii).

C. The Steiner Proposal May Be Excluded in Reliance on Rule 14a-8(i)(11), as It Substantially Duplicates the Previously Received Harrington Proposal

Rule 14a-8(i)(11) allows a company to exclude a shareholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion provided for by Rule 14a-8(i)(11) (and its predecessor, Rule 14a-8(c)(11)) was intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See* Exchange Act Release No. 34-12598 (July 7, 1976). Two proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). Rather, the standard that the Staff historically has applied for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *See Pacific Gas & Electric Co.* (Feb. 1, 1993). If two proposals do share the same principal thrust or focus, a company may exclude the subsequently received proposal as substantially duplicative of the first proposal despite differences in the terms or breadth of the proposals. *See, e.g., Wells Fargo & Co.* (Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations); and *Ford Motor Co. (Leeds)* (Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

1. Receipt of the Harrington Proposal and the Steiner Proposal

The Harrington Proposal was received by the Company prior to the Steiner Proposal – as the attached materials show, the Company received the Harrington Proposal (via email) on December 1, 2016, and received the Steiner Proposal (via email) on December 6, 2016. The Company intends to include the Harrington Proposal in its 2017 Proxy Materials if the Staff denies the Company's no-action request, dated January 12, 2017, related to the exclusion of the Harrington Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8. If the Company does include the Harrington Proposal in its 2017 Proxy Materials, the issue under Rule 14a-8(i)(11) is whether the Steiner Proposal "substantially duplicates" the Harrington Proposal and, if so, the Company may exclude the Steiner Proposal from the 2017 Proxy Materials.

2. The Principal Focus of the Harrington Proposal and the Steiner Proposal are the Same

As discussed above, the Steiner Proposal principally requests an amendment to the Company's clawback policy to require the deferral for at least ten years of a substantial portion of executive compensation, which compensation would be subject to forfeiture to help satisfy any monetary penalty associated with violations of law regardless of any determined responsibility by any individual officer. The Harrington Proposal and supporting statement read as follows:

> "**Resolved**, that shareholders request the board of directors issue a report reviewing senior executive compensation policies, to assess the feasibility, above and beyond matters of legal compliance, of requiring senior executives to enter a covenant as part of the contract renewal process in which they would be required, regardless of their personal fault, to reimburse the corporation for a portion of any fine or penalty imposed during the contract period on the corporation by federal or state regulators or courts for activities which pose systemic risk or which are substantially harmful to consumers. Such report should be prepared at reasonable expense and exclude proprietary or legally privileged information.
>
> **Supporting Statement**
>
> A no-fault contractual agreement between JP Morgan Chase and its senior executives may place individual responsibility on executives and their colleagues to curb behavior that creates systemic risk or substantially harms consumers, which often results in losses to shareholders. Such a covenant between our bank and management could not only motivate senior management to be personally responsible for monitoring their own behavior, but also to be on the alert for colleagues' misbehavior and unethical activities."

The language of the Steiner Proposal and the Harrington Proposal, as well as their accompanying supporting statements, make clear that the proposals share the same principal focus — the recoupment of executive compensation. In addition to addressing executive compensation recoupment more generally, both proposals would require recoupment regardless of personal fault of the executives. Further, the supporting statements for the proposals make clear that they share a common purpose: monitoring corporate behavior. The supporting statement of the Harrington Proposal states that the Harrington Proposal is designed to "motivate senior management to be personally responsible for monitoring their own behavior, [and] also to be on the alert for colleagues' misbehavior and unethical activities." Similarly, the supporting statement of the Steiner Proposal indicates that the goal of the proposal is to "create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues." We note that the Harrington Proposal would subject senior executive officer compensation to clawback for fines or penalties imposed on the Company "for activities which pose systemic risk or which are substantially harmful to consumers," while the Steiner Proposal would impose clawbacks upon executive officer compensation for "any violation of law." Although the scope of the clawback is different, the clawback circumstances in the Harrington Proposal are largely subsumed by the Steiner Proposal, as the clawback described in the Steiner Proposal would apply broadly to violations of law or regulation, including the violations described in the Harrington Proposal. One proposal being subsumed by another proposal, regardless of which proposal is received first in time, is support for the conclusion that two proposals deal with the same principal focus, and are substantially duplicative. *See, e.g.*, *Bank of*

America Corp. (Feb. 24, 2009) (concurring with the exclusion of a proposal requesting the adoption of a 75% hold-to-retirement policy as subsumed by another proposal that included such a policy as one of many requests).

The Steiner Proposal and the Harrington Proposal differ in the action requested to implement the proposal: the Steiner Proposal requests a deferment of a substantial portion of total compensation for a period of at least ten years to satisfy monetary penalties associated with any violation of law, while the Harrington Proposal requests a report to assess the feasibility of contractual covenants with senior executives that would require reimbursement by the executives for a portion of any fine or penalty imposed by various authorities for certain enumerated activities. However, that the Steiner Proposal requests a policy change and compensation deferment, while the Harrington Proposal requires a report on the feasibility of contractual covenants and reimbursement, does not forgo a conclusion that the proposals are substantially duplicative. As discussed in the precedent above, the Staff has concurred that two proposals were substantially duplicative in numerous situations despite differences in the terms or breadth of the proposals because the proposals, like the Steiner and Harrington Proposals, shared the same principal focus. Further, it is the Company's view that the differences in terms and breadth between the Steiner Proposal and the Harrington Proposal are fewer than in various proposals discussed in the above and other precedent. *See, e.g.*, *Chevron Corp.* (a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest compared to a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations); and *Ford Motor Co.* (a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders compared to a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share). *See also Cooper Industries, Ltd.* (Jan. 17, 2006) (a proposal requesting that the company "commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights" compared to a proposal requesting that the company "review its policies related to human rights to assess areas where the company needs to adopt and implement additional polices and to report its findings"). Like the proposals in *Chevron Corp.*, *Ford Motor Co.* and *Cooper Industries, Ltd.* (as well as other precedent cited above), the Steiner Proposal and the Harrington Proposal differ in the scope of the clawback and actions requested but share the same principal focus.

The discussion above demonstrates, and the referenced Staff positions confirm, that the Steiner Proposal "substantially duplicates" the Harrington Proposal for purposes of Rule 14a-8(i)(11), as the principal focus of each proposal is the same – recoupment of executive compensation. Accordingly, the Company believes that it may properly exclude the Steiner Proposal in reliance on Rule 14a-8(i)(11).

3. Conclusion

Based on the foregoing analysis, as the Harrington Proposal was received by the Company before the Steiner Proposal and the Company intends to include the Harrington Proposal in its 2017 Proxy Materials (if the Staff denies the Company's no-action request, dated January 12, 2017, related to the exclusion of the Harrington Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8), the Company believes that it may properly exclude the Steiner Proposal and the Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(11).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Steiner Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Steiner Proposal and Supporting Statement from its 2017 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn /KZ

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: John Chevedden
Molly Carpenter, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A

From: ***FISMA & OMB Memorandum M-07-16 ***
To: Horan, Anthony
Cc: Caracciolo, Irma R.; Carpenter, Molly
Subject: Rule 14a-8 Proposal (JPM)``
Date: Tuesday, December 06, 2016 10:56:16 PM
Attachments: CCE06122016_11.pdf

Mr. Horan,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Kenneth Steiner

***FISMA & OMB Memorandum M-07-16 ***

Mr. Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co. (JPM)
270 Park Ave.
New York NY 10017
PH: 212 270-6000

Dear Mr. Horan,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

***FISMA & OMB Memorandum M-07-16 *** :

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

10-24-16
Date

cc: Irma Caracciolo <caracciolo_irma@jpmorgan.com>
FX: 212-270-4240
FX: 646-534-2396
FX: 212-270-1648
Linda E. Scott <linda.e.scott@chase.com>
Molly Carpenter <molly.carpenter@jpmchase.com>

[JPM: Rule 14a-8 Proposal, December 6, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Clawback Amendment

RESOLVED, shareholders urge our Board of Directors to amend the General Clawback policy to provide that a substantial portion of annual total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

President William Dudley of the New York Federal Reserve outlined the utility of what he called a performance bond. "In the case of a large fine, the senior management . . . would forfeit their performance bond. . . . Each individual's ability to realize their deferred debt compensation would depend not only on their own behavior, but also on the behavior of their colleagues. This would create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues. . . . Importantly, individuals would not be able to "opt out" of the firm as a way of escaping the problem. If a person knew that something is amiss and decided to leave the firm, their deferred debt compensation would still be at risk."

The statute of limitations under the FIRREA is 10 years, meaning that annual deferral period should be 10 years.

Please vote to protect shareholder value:

Clawback Amendment – Proposal [4]

[The above line – *Is* for publication.]

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16 ***

From:	Corporate Secretary
To:	***FISMA & OMB Memorandum M-07-16 ***
Cc:	Carpenter, Molly; Scott, Linda E; Caracciolo, Irma R.
Subject:	JPMC - Shareholder Proposal (Chevedden/Kenneth Steiner)
Date:	Tuesday, December 20, 2016 4:07:08 PM
Attachments:	SH Acknowledgement - Clawback - Chevedden - deficiency.pdf Rule 14a-8.pdf Staff Legal Bulletin 14F.PDF

- External Email -

Dear Mr. Chevedden
Attached is a copy of our letter regarding the shareholder proposal submitted by you as agent for Kenneth Steiner for inclusion in the proxy materials relating to JPMC's 2017 Annual Meeting of Shareholders.

Regards
Irma Caracciolo

JPMorgan Chase |Office of the Secretary |270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017 | F: 212-270-4240 | F: 646-534-2396| corporate.secretary@jpmchase.com

JPMORGAN CHASE & CO.

Molly Carpenter
Corporate Secretary
Office of the Secretary

December 20, 2016

VIA EMAIL & OVERNIGHT DELIVERY

Mr. John Chevedden
***FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received from you, on behalf of Kenneth Steiner (the "Proponent"), via email on December 6, 2016, the shareholder proposal entitled Clawback Amendment (the "Proposal") for consideration at JPMC's 2017 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from the Proponent that it has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMC. In this regard, our records indicate that you submitted the Proposal on December 6, 2016, via email.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- A written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (i.e., December 6, 2016), the Proponent continuously held the requisite number of JPMC shares for at least one year.

- If the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the “record” holder of the shares, the SEC’s Division of Corporation Finance (the “SEC Staff”) published Staff Legal Bulletin No. 14F (“SLB 14F”). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company (“DTC”) participants will be viewed as “record” holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC’s participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. If your broker or bank is not on DTC’s participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank’s ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC’s proxy materials for the JPMC’s 2017 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017, or via email to corporate.secretary@jpmchase.com.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

cc: Kenneth Steiner

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

Rule 14a-8 –– Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by Rule 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by rule 240.14a-21(b) of this chapter.

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company’s proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

Common errors shareholders can avoid when submitting proof of ownership to companies;

The submission of revised proposals;

Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements.

Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as

compared to “beneficial owner” and “beneficial ownership” in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 (“The term ‘beneficial owner’ when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.”).

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in “fungible bulk,” meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] (“Net Capital Rule Release”), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company’s non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder’s broker is an introducing broker, the shareholder’s account statements should include the clearing broker’s identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company’s receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

From: ***FISMA & OMB Memorandum M-07-16 ***
To: Carpenter, Molly
Cc: Scott, Linda E; Caracciolo, Irma R.; Corporate Secretary
Subject: Rule 14a-8 Proposal (JPM) blb
Date: Thursday, December 22, 2016 12:49:36 PM
Attachments: CCE22122016_14.pdf

Dear Ms. Carpenter,
Please see the attached broker letter.
Sincerely,
John Chevedden

TD Ameritrade

12/22/2016

Kenneth Steiner

***FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 200 shares of each of the following stocks in the above referenced account since July 1, 2015.

1. JPMorgan Chase & Co. (JPM)
2. Vertex Pharmaceuticals Incorporated (VRTX)
3. Time Inc. (TIME)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jason R Hall
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

200 S. 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

Exhibit B

From: Brianna Harrington
To: Corporate Secretary
Subject: Shareholder Proposal
Date: Thursday, December 01, 2016 5:44:02 PM
Attachments: JPM Schwab POO Signed.pdf
JPM Signed file Ltr.pdf
Resolution JPM for 2017 Proxy.pdf
Importance: High

Good afternoon,

Harrington Investments, Inc. (HII) is submitting a shareholder proposal for inclusion in the JP Morgan Chase & Co. 2017 proxy material for the annual meeting of shareholders. Attached is our formal file letter, proof of ownership, and the proposal itself. Please confirm receipt of this email and it's contents. If you have any questions, you may contact us via phone or email.

Thank you.

Brianna Harrington
Research Analyst
Harrington Investments Inc.
1001 2nd Street Suite 325
Napa, CA 94559
Tel: 707-252-6166 or 800-788-0154
Fax: 707-257-7923
http://harringtoninvestments.com/

HARRINGTON
INVESTMENTS, INC.

December 1, 2016

JP Morgan Chase & Co.,
Office of the Secretary,
270 Park Avenue,
New York, NY 10017

RE: Shareholder Proposal

Dear Corporate Secretary,

As a shareholder in JP Morgan Chase & Co., I am filing the enclosed shareholder resolution pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 for inclusion in the JP Morgan Chase & Co. Proxy Statement for the 2017 annual meeting of shareholders.

I am the beneficial owner of at least $2,000 worth of JP Morgan Chase & Co. stock. I have held the requisite number of shares for over one year, and plan to hold sufficient shares in JP Morgan Chase & Co. through the date of the annual shareholders' meeting. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership will be provided under separate cover. I or a representative will attend the stockholders' meeting to move the resolution as required by SEC rules.

If you have any questions, I can be contacted at (707) 252-6166.

Sincerely,

John C. Harrington

President
Harrington Investments, Inc.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW. HARRINGTONINVESTMENTS.COM

Whereas, since 2010 our Company has paid more than $28 Billion in penalties and fines across at least 10 different types of offenses including securities and mortgage abuses, banking and investor and consumer protection violations, foreign exchange and energy and interest market manipulations;

Whereas, during this time the Company claims to have "undertaken a significant effort to examine how we can more rigorously…adhere to … high ethical standards" and recognizes the effort "requires constant vigilance and steadfast commitment",

Whereas, in these efforts our executives and officers have created dozens of new committees and job titles, re-organized its organizational chart and produced thousands of pages of internal behavioral reviews and reports,

Whereas, our Company was yet again in the press for agreeing to a settlement of approximately $264 million to resolve civil and criminal charges stemming from "Sons and Daughters" hiring practices in Asia which have been characterized by an Assistant US Attorney General as "corruption, plain and simple."

Whereas, our Company's engagement in business conduct creating systemic risk --despite the new committees and accountability reports-- may continue to harm stakeholders, while senior management and directors have largely escaped financial hardship and individual and collective responsibility;

Whereas, in the 2015 publication *Better Bankers, Better Banks: Promoting Good Business Through Contractual Commitment* the professor-authors argue that a covenant between financial executives and their bank, requiring personal liability for a portion of any fines and fraud-based judgments the bank enters into, including legal settlements, is a needed change to post-crisis banking culture to help reduce unfair shareholder losses for corporate employee misconduct,

Resolved, that shareholders request the board of directors issue a report reviewing senior executive compensation policies, to assess the feasibility, above and beyond matters of legal compliance, of requiring senior executives to enter a covenant as part of the contract renewal process in which they would be required, regardless of their personal fault, to reimburse the corporation for a portion of any fine or penalty imposed during the contract period on the corporation by federal or state regulators or courts for activities which pose systemic risk or which are substantially harmful to consumers. Such report should be prepared at reasonable expense and exclude proprietary or legally privileged information.

Supporting Statement

A no-fault contractual agreement between JP Morgan Chase and its senior executives may place individual responsibility on executives and their colleagues to curb behavior that creates systemic risk or substantially harms consumers, which often results in losses to shareholders. Such a covenant between our bank and management could not only motivate senior management to be personally responsible for monitoring their own behavior, but also to be on the alert for colleagues' misbehavior and unethical activities.

Exhibit C

Proposal 8

Clawback amendment — defer compensation for 10 years to help satisfy any monetary penalty associated with violation of law

John Chevedden, as agent for Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** the holder of shares of our common stock with a market value in excess of $2,000, has advised us that he intends to introduce the following resolution:

RESOLVED, shareholders urge our Board of Directors to amend the General Clawback policy to provide that a substantial portion of annual total compensation of Executive Officers, identified by the board, shall be deferred and be forfeited in part or in whole, at the discretion of Board, to help satisfy any monetary penalty associated with any violation of law regardless of any determined responsibility by any individual officer; and that this annual deferred compensation be paid to the officers no sooner than 10 years after the absence of any monetary penalty; and that any forfeiture and relevant circumstances be reported to shareholders. These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

President William Dudley of the New York Federal Reserve outlined the utility of what he called a performance bond. "In the case of a large fine, the senior management ... would forfeit their performance bond .... Each individual's ability to realize their deferred debt compensation would depend not only on their own behavior, but also on the behavior of their colleagues. This would create a strong incentive for individuals to monitor the actions of their colleagues, and to call attention to any issues .... Importantly, individuals would not be able to "opt out" of the firm as a way of escaping the problem. If a person knew that something is amiss and decided to leave the firm, their deferred debt compensation would still be at risk."

The statute of limitations under the FIRREA is 10 years, meaning that annual deferral period should be 10 years.

Please vote to protect shareholder value:

Clawback Amendment — Proposal 8

BOARD RESPONSE TO PROPOSAL 8

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

JPMorgan Chase's clawback provisions are broader and more flexible than the proposed amendment, are long-standing and they work.

We maintain comprehensive recovery provisions that serve to hold executives accountable, when appropriate, for significant actions or items that negatively affect business performance in current or future years. The proposed policy would, by contrast, impose a monetary penalty, regardless of the responsibility of the individual officer.

To hold individuals responsible for taking risks inconsistent with the Firm's risk appetite and to discourage future imprudent behavior, policies and procedures that enable us to take prompt and proportionate actions with respect to accountable individuals include:

1. Reduction of annual incentive compensation (in full or in part);
2. Cancellation of unvested awards (in full or in part);
3. Recovery of previously paid compensation (cash and/or equity); and
4. Taking appropriate employment actions (e.g., termination of employment, demotion, negative rating).

The precise actions we take with respect to accountable individuals are based on the nature of their involvement, the magnitude of the event and the impact on the Firm.

In addition, clawback/recoupment provisions on both cash incentives and equity awards enable us to reduce or cancel unvested awards and recover previously paid compensation in certain situations. Clawbacks can be triggered by restatements, misconduct, performance-related and/or risk-related concerns, and may cover both vested and unvested awards.

We have a history of invoking these clawback provisions to recover compensation and, where warranted, have publicly disclosed the details of such actions. In 2015, our Board went further in this regard and adopted a policy requiring public disclosure in the event the Firm recoups any incentive compensation from members of the Operating Committee or the Firm's Controller.

The proposed amendment, on the other hand, would impose clawbacks solely for a monetary penalty associated with a violation of law and does not contemplate recovery of compensation once it has been paid. Our clawback provisions and newly adopted clawback disclosure policy are described in detail beginning on page 62 of this proxy statement.

Strong ownership and retention requirements further strengthen the connection between executives and shareholders.

The majority of NEO variable compensation is in the form of JPMorgan Chase equity, and is subject to mandatory deferral until vesting. Under the PSU program introduced this year, PSU awards will vest after three years but will be subject to an additional two year holding period. In addition, members of the Operating Committee, including our NEOs, are subject to specific share ownership requirements that are designed to further enhance the alignment of their interests with those of our shareholders. A detailed description of our ownership guidelines and retention requirements is on page 60 of this proxy statement.

Risk and control issues (including settlement payments and fines) are integrated into our compensation framework.

To encourage a culture of risk awareness and personal accountability, we approach our incentive compensation arrangements through an integrated risk, finance, compensation and performance management framework applied at the Firm, regional, and line of business/corporate levels. The Firm conducts quarterly control forums to discuss material risk and control issues (including settlement payments and fines) that may result in a compensation pool or individual compensation impact. Significant governmental and regulatory actions ordinarily have a negative impact on relevant incentive compensation pools insofar as the determination of such pools, while not formulaic, involves consideration of risk and control issues (including settlement payments and fines), in addition to other performance considerations such as financial performance. A detailed description of our risk review process is provided under the heading "How do we address risk & control?" on page 61 of this proxy statement.

The proposed amendment is overly prescriptive and would put JPMorgan Chase at a significant competitive disadvantage in attracting and retaining talent.

The proposed policy would impose a monetary penalty, regardless of the responsibility of the individual officer. The policy would impose a 10-year deferral period that would hold officers at risk of excessively punitive action and is not consistent with peer practices. We believe the proposed policy would put the Firm at a competitive disadvantage in recruiting executive talent.

The Board of Directors recommends a vote **AGAINST** this proposal.

Exhibit D

Proposal 10

Clawback disclosure policy — disclose whether the Firm recouped any incentive compensation from senior executives

Office of the Comptroller of the City of New York, One Centre Street, Room 629, New York, NY 10007, as custodian and a trustee of the New York City Employees' Retirement System, New York City Fire Department Pension Fund, New York City Police Pension Fund, New York, City Teachers' Retirement System, and as custodian of the New York City Board of Education Retirement System (collectively "The Funds"), each of which are the beneficial owners of our common stock with a market value in excess of $2,000, has advised us that they intend to introduce the following resolution, which is cosponsored by the UAW Retiree Medical Benefits Trust, the holder of 1,399,909 shares of our common stock:

RESOLVED, that shareholders of JP Morgan Chase & Co. ("JPMorgan") urge the board of directors ("Board") to adopt a policy (the "Policy") that JPMorgan will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying JPMorgan clawback provisions. "Senior executive" includes a former senior executive.

The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation.

SUPPORTING STATEMENT

As long-term shareholders, we believe compensation policies should promote sustainable value creation. We believe disclosure of the use of recoupment provisions would reinforce behavioral expectations and communicate concrete consequences for misconduct.

JPMorgan has mechanisms in place to recoup certain incentive compensation. JPMorgan can recoup equity compensation from Operating Committee members and certain other senior employees for material restatement of the firm's financial results, conduct detrimental to the firm, and failure to identify material risks, among other circumstances.

In recent years, JPMorgan has spent at least $15.5 billion to settle claims involving various kinds of wrongdoing:

- In November 2014, JPMorgan paid approximately $1 billion to three regulators in the U.K. and U.S. for allegedly rigging foreign-exchange benchmarks. (http://www.bloomberg.com/news/2014-11-12/banks-to-pay-3-3-billion-in-fx-manipulation-probe.html)
- In February 2014, JPMorgan paid approximately $614 million for allegedly violating the False Claims Act by knowingly originating and underwriting non-compliant mortgage loans insured and guaranteed by two U.S. government agencies.
- In November 2013, JPMorgan paid $13 billion for allegedly regularly overstating the quality of mortgages it sold to investors.
- In September 2013, JPMorgan agreed to pay $920 million to settle charges it misstated financial results and lacked effective internal controls at its Chief Investment Office (CIO), which suffered massive trading losses.

Except in the case involving the CIO, JPMorgan has not made any proxy statement disclosure regarding the application of its clawback provisions in response to the settlements into which it has entered in recent years or as a result of any detrimental conduct.

Such disclosure would allow shareholders to evaluate the Compensation and Management Development Committee's use of the recoupment mechanism. In our view, disclosure of recoupment from senior executives below the named executive officer level, recoupment from whom is already required to be disclosed under SEC rules, would be useful for shareholders because these executives may have business unit responsibilities or otherwise be in a position to take on substantial risk or affect key company policies.

We are sensitive to privacy concerns and urge JPMorgan's Policy to provide for disclosure that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote FOR this proposal.

BOARD RESPONSE TO PROPOSAL 10

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

Our compensation philosophy reflects our Board's commitment to transparency. As a Firm, we believe that an essential component of good governance is transparent disclosure to shareholders relating to our executive compensation program. Specifically, we believe that all material terms of our executive pay program, and any actions on our part in response to significant events, should be disclosed to shareholders, as appropriate, in order to provide them with enough information and context to assess our program and practices, and their effectiveness.

Our clawback provisions are rigorous and extensive. As described in the Compensation Discussion & Analysis section of this proxy statement, we maintain comprehensive recovery provisions that serve to hold executives accountable, when appropriate, for significant actions or items that negatively affect business performance in current or future years. Clawback/recoupment provisions on both cash incentives and equity awards enable us to reduce or cancel unvested awards and recover previously paid compensation in certain situations. Clawbacks can be triggered by restatements, misconduct, performance-related and/or risk-related concerns, and may cover both vested and unvested awards. For more information on our recovery provisions, please see "How do we address risk and control?" on page 54 of this proxy statement.

We have previously disclosed clawbacks. We have previously disclosed, both voluntarily and as required by our regulators, when we have applied clawbacks to senior executives and we anticipate that if circumstances caused clawbacks to be applied again to senior executives we would disclose such action, including through the filing of an SEC Form 4 if equity awards to current senior executives were affected.

- In 2013, in response to the CIO incident, we recovered more than $100 million of compensation through these mechanisms and indicated that this was the maximum amount recoverable under all applicable provisions. This was disclosed in Form 4 filings and in our proxy statement.

The proposed disclosure requirement is overly prescriptive and may result in disclosure that is misleading to shareholders. The proposal's requirement that "if no recoupment or forfeiture ... occurred in the previous fiscal year, a statement to that effect will be made" could mislead shareholders into concluding that no actions had been taken to address any misconduct issues. The Firm does not tolerate misconduct. Where performance reviews or other circumstances show that an individual is not meeting expectations or acts contrary to our standards, the Firm may undertake a number of measures. However, recovering previously paid compensation through clawback/recovery provisions is merely one of the tools available to address such issues and should not be over emphasized as compared to other potential courses of action, not all of which are quantifiable. These include changes in job responsibility, additional training, further formal reviews or disciplinary action, such as compensation actions affecting current, future or prior years and/or termination.

The precise actions we take with respect to individuals are based on the nature of their involvement, the magnitude of the event and the financial and reputational impact on the Firm. Actions may be significant and material to the individual without necessarily constituting a "recoupment or forfeiture."

Our compensation policies and practices are consistent with legal and regulatory requirements. The Board approves compensation actions for executive officers. The Firm reviews such actions with our primary regulators and complies with all applicable legal and regulatory requirements, including those regarding disclosure of recoupment or forfeiture.

The Board of Directors recommends a vote **AGAINST** this proposal.

Exhibit E

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
the Securities Exchange Act OF 1934

Date of Report (Date of earliest event reported): May 17, 2016

JPMORGAN CHASE & CO.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE
(State or Other Jurisdiction of Incorporation)

1-05805	**13-2624428**
(Commission File Number)	(I.R.S. Employer Identification No.)
270 Park Avenue, New York, New York	**10017**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 270-6000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

(a) Registrant held its Annual Meeting of Shareholders on Tuesday, May 17, 2016; 3,230,798,213 shares were represented in person or by proxy, or 88.23% of the total shares outstanding.

(b) The results of shareholder voting on the proposals presented were as follows:

MANAGEMENT PROPOSALS:

Proposal 1- Shareholders elected the 11 director nominees named in the Proxy Statement

Name	For	Against	Abstain	Broker Non-Votes
Linda B. Bammann	2,802,429,141	16,132,555	7,752,606	404,483,911
James A. Bell	2,793,455,469	26,862,786	5,996,047	404,483,911
Crandall C. Bowles	2,801,941,304	18,295,663	6,077,335	404,483,911
Stephen B. Burke	2,746,794,414	73,436,197	6,083,691	404,483,911
James S. Crown	2,780,382,646	39,808,278	6,123,378	404,483,911
James Dimon	2,696,237,853	109,134,183	20,942,266	404,483,911
Timothy P. Flynn	2,807,349,058	12,956,863	6,008,381	404,483,911
Laban P. Jackson, Jr.	2,774,644,611	45,416,085	6,253,606	404,483,911
Michael A. Neal	2,806,974,324	12,891,461	6,448,517	404,483,911
Lee R. Raymond	2,734,452,770	85,850,961	6,010,571	404,483,911
William C. Weldon	2,745,678,655	74,668,434	5,967,213	404,483,911

Proposal 2 - Shareholders approved the Advisory Resolution to Approve Executive Compensation

For	Against	Abstain	Broker Non-Votes
2,592,296,529	211,917,975	22,099,798	404,483,911
91.72%	7.50%	0.78%	

Proposal 3 - Shareholders ratified the appointment of PricewaterhouseCoopers LLP as Registrant’s Independent Registered Public Accounting Firm for 2016

For	Against	Abstain	Broker Non-Votes
3,177,951,726	46,654,212	6,192,275	0
98.36%	1.44%	0.19%	

SHAREHOLDER PROPOSALS:

Proposal 4 - Shareholders did not approve the proposal on Independent Board Chairman - Require an Independent Chair

For	Against	Abstain	Broker Non-Votes
922,821,345	1,890,068,955	13,424,002	404,483,911
32.65%	66.87%	0.47%	

Proposal 5 - Shareholders did not approve the proposal on How Votes are Counted - Count Votes Using Only For and Against and Ignore Abstentions

For	**Against**	**Abstain**	**Broker Non-Votes**
220,394,727	2,592,496,739	13,422,836	404,483,911
7.80%	91.73%	0.47%	

Proposal 6 - Shareholders did not approve the proposal on Vesting for Government Service - Prohibit Vesting of Equity-Based Awards for Senior Executives due to Voluntary Resignation to Enter Government Service

For	**Against**	**Abstain**	**Broker Non-Votes**
732,108,104	2,052,690,778	41,515,420	404,483,911
25.90%	72.63%	1.47%	

Proposal 7 - Shareholders did not approve the proposal on Appoint a Stockholder Value Committee - Address Whether Divestiture of All Non-Core Banking Business Segments Would Enhance Shareholder Value

For	**Against**	**Abstain**	**Broker Non-Votes**
81,802,889	2,702,027,498	42,483,915	404,483,911
2.89%	95.60%	1.50%	

Proposal 8 - Shareholders did not approve the proposal on Clawback Amendment - Defer Compensation for 10 Years to Help Satisfy any Monetary Penalty Associated with Violation of Law

For	**Against**	**Abstain**	**Broker Non-Votes**
115,813,279	2,695,993,548	14,507,475	404,483,911
4.10%	95.39%	0.51%	

Proposal 9 - Shareholders did not approve the proposal on Executive Compensation Philosophy - Adopt a Balanced Executive Compensation Philosophy with Social Factors to Improve the Firm's Ethical Conduct and Public Reputation

For	**Against**	**Abstain**	**Broker Non-Votes**
132,539,247	2,580,446,670	113,328,385	404,483,911
4.69%	91.30%	4.01%	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JPMORGAN CHASE & CO.

By: /s/ Molly Carpenter

Name: Molly Carpenter
Title: Corporate Secretary

Date: May 19, 2016